RECEIVED

2007 FEB 20 A 11:

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

07021162

Ferreyros

Exemption pursuant to Rule 12g3-2(b) 82-4567

Submission of: Other information

Lima, February 13th, 2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

We hereby inform you that today CAVALI ICLV has submitted to us the final list of over-the-counter transactions made on February 9, 2007. Such list shows that RI-FONDO 2, share-holder with over 10% of the capital, has sold 320.151 of our company's shares. The closing price on the sale day was S/. 5.05.

Yours Truly,

Patricia Gastelumendi Lukis
Finance Division Manager
Stock Agent

PROCESSED

FEB 2 1 2007

THOMSON
FINANCIAL

dw 2/20

Ferreyros

Exemption pursuant to Rule 12g3-2(b) 82-4567
Submission of: Other information

Lima, February 13th, 2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

We hereby inform you that today CAVALI ICLV has submitted to us the final list of over-the-counter transactions made on February 12, 2007. Such list shows that RI-FONDO 2, shareholder with over 10% of the capital, has sold 363,576 of our company's shares. The closing price on the sale day was S/. 4.95.

Yours Truly,

Patricia Gastelumendi Lukis
Finance Division Manager
Stock Agent

END